773 San Marin Drive, Ste. 2215 Novato, CA 94998 (415) 408-4700 Phone (415) 408-4701 Fax www.willislease.com

December 27, 2017

Mr. John Cash
Accounting Branch Chief
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549-7010

RE:	Willis Lease Finance Corporation Form 10-K for the Fiscal Year Ended December 31, 2016 Filed March 16, 2017 Comment Letter Dated December 15, 2017 File No. 1-15369

Dear Mr. Cash:

We, Willis Lease Finance Corporation (“Willis” or the “Company”), are responding to your letter dated December 15, 2017.  For ease of reference, the numbered paragraphs below correspond to the numbered comments of your letter, with your comments in bold italics.

Form 10-K for the period Ended December 31, 2016

Critical Accounting Policies and Estimates, page 28
Asset Valuation, page 28

1.We note that you “rely on leading accredited third-party appraisers for independent appraisals of current fair value.” Please tell us the nature and extent of their involvement in determining fair value of your aircraft engines and related equipment. To the extent that you discuss third party appraisers and your disclosure elevates their participation to that of an expert you relied upon, you should name the appraiser and file a consent since your Form 10-K is incorporated by reference into your previously filed Form S-8. Refer to Item 601(B)(23) of Regulation S-K.

Response:

While the Company takes into account the independent appraisals obtained from third-party appraisers, such appraisals are only one factor taken into account by the Company’s management.  As indicated in the Company’s current disclosure, management takes into account a number of different factors when determining the current fair value of the Company’s equipment, and management ultimately takes full responsibility for valuing the equipment.   To avoid confusion and to address the Staff’s comment, the Company will remove references to reliance on third-party appraisers in future filings.

* * *

Mr. John Cash
United States Securities and Exchange Commission
December 27, 2017

As you requested, this letter constitutes a statement by the Company acknowledging that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Securities Exchange Commission (the “Commission”) from taking any action with respect to the filing; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe that the foregoing is responsive to your comments.  If you have any questions or further comments, please do not hesitate to contact me at (415) 408-4714.

Sincerely,

Willis Lease Finance Corporation

By:
Scott B. Flaherty
Senior Vice President and Chief Financial Officer
Willis Lease Finance Corporation